  EXHIBIT 99,1

News for Immediate Release

Electrovaya Inc. Closes Full Exercise of Over-Allotment Option for an Additional US$1.7 Million

Toronto, Ontario – December 18, 2024 – Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, is pleased to announce in connection with its previously completed public offering of 5,175,000 common shares in the capital of the Company (the “Common Shares”) at the price of US$2.15 per Common Share (the “Offering Price”) for gross proceeds of approximately US$11.1 million (the “Offering”) that Roth Capital Partners, acting as sole book-running manager, and Raymond James Ltd. and Craig-Hallum Capital Group LLC acting as the co-lead book-running managers in the Offering, have purchased an additional 776,250 Common Shares at the Offering Price, for additional gross proceeds to the Company of US$1,668,937.50, before deducting the underwriting commissions, pursuant to their exercise in full of the over-allotment option (the “Over-Allotment Option”).

After giving effect to the full exercise of the Over-Allotment Option, the Company sold 5,951,250 Common Shares under the Offering, for aggregate gross proceeds of US$12,795,188.00.

The Company intends to use the net proceeds from the Offering to satisfy conditions associated with the loan approved by the Export-Import Bank of the United States announced by the Company on November 14, 2024, repayment of amounts under the Company’s existing working capital facility in advance of proposed bank refinancing and for the costs of such financing, and satisfaction of certain outstanding amounts in connection with the purchase of the Company’s Jamestown, New York manufacturing facility.

The Common Shares were offered in the United States pursuant to a shelf registration statement (including a prospectus supplement thereto) previously filed with and declared effective by the Securities and Exchange Commission (the “SEC”) on September 25, 2024 in accordance with the Multijurisdictional Disclosure System established between Canada and the United States, and were qualified for distribution in the provinces and territories of Canada by way of a prospectus supplement to the Company’s base shelf prospectus dated September 17, 2024. No securities were sold in the Province of Québec.

The prospectus supplement and accompanying shelf registration are available for free on the SEC’s website at www.sec.gov and the prospectus supplement and accompanying base shelf prospectus filed in Canada are available on the Company’s profile on the SEDAR+ website at www.sedarplus.ca. Copies of the prospectus supplement and accompanying prospectus relating to the Offering may also be obtained by contacting Roth Capital Partners, LLC at 888 San Clemente Drive, Newport Beach CA 92660 by phone at (800)-678-9147 or e-mail at rothecm@roth.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

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Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Electrovaya has two operating sites in Canada and a 52-acre site with a 135,000 square foot manufacturing facility in Jamestown New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding the anticipated use of proceeds from the Offering. Forward-looking statements can generally, but not always, be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, "possible", “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements are necessarily based on assumptions, and involve risks and uncertainties, therefore undue reliance should not be placed on such statements. Material assumptions on which forward-looking statements in this news release include assumptions about the ability to complete a loan financing with EXIM and the market price of the Common Shares. Material risks and other factors that could cause actual results to differ from any forward-looking statement market conditions and other risks that may be found in the prospectus supplement and base shelf prospectus filed in connection with the Offering, including those risks described under the heading “Risk Factors”, and the documents incorporated by referenced therein. The Company does not undertake any obligation to update publicly or to revise any of the forward looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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